EXHIBIT 12.4
THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2007	2008	2009 (b)	2010
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$307,946	$278,283	$286,486	$(10,992)	$73,175
Interest and other charges, before reduction for amounts capitalized and deferred	141,710	138,977	125,976	137,171	133,351
Provision for income taxes	188,662	163,363	136,786	(10,183)	38,673
Interest element of rentals charged to income (a)	45,955	29,829	1,919	2,380	1,782

Earnings as defined	$684,273	$610,452	$551,167	$118,376	$246,981

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$141,710	$138,977	$125,976	$137,171	$133,351
Interest element of rentals charged to income (a)	45,955	29,829	1,919	2,380	1,782

Fixed charges as defined	$187,665	$168,806	$127,895	$139,551	$135,133

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	3.65	3.62	4.31	0.85	1.83

(a)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

(b)	The earnings as defined in 2009 would need to increase $21,175,000 for the fixed charge ratio to be 1.0.